Exhibit 17.2

June 24, 2011

Curaxis Pharmaceutical, Corp.
51 Berkshire Street
Swampscott, MA 01907

Gentlemen:

This letter confirms that I, David J. Corcoran, hereby resign my positions as Executive Vice President, Chief Financial Officer, Director and all other positions to which I have been assigned, regardless of whether I served in such capacity, of the Company, effectively immediately. My resignation is not the result of any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ David Corcoran
David J. Corcoran